Exhibit 99.1

Flex LNG - Mandatory notification of trade by PDMR

Hamilton, Bermuda
December 7, 2023

Flex LNG Ltd. (the "Company") has received trade notifications from the following persons discharging managerial responsibilities ("PDMRs"):

Susan Sakmar, Director, has on December 6, 2023 purchased aggregate 5,000 shares on New York Stock Exchange for an average price of USD 28.50 per share. Following the purchase, Mrs. Sakmar owns 10,000 shares in the Company.

This notification has been publicly disclosed in accordance with Article 19 of the Market Abuse Regulation section 5-12 of the Norwegian Securities Trading Act.